August 6, 2025

Edward Gillespie
Chief Executive Officer
Houston American Energy Corp.
801 Travis St., Suite 1425
Houston, TX 77002

       Re: Houston American Energy Corp.
           Registration Statement on Form S-1
           Filed July 31, 2025
           File No. 333-289146
Dear Edward Gillespie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Joseph E. Segilia, Esq.